SINO LAND COMPANY LIMITED

Our Ref.: SLC-EI/JM-02/CS-0657

02 MAY 21 AM 10: 1

3 May, 2002

The Hongkong and Shanghai
Banking Corporation Limited
1 Queen's Road Central,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C.20549,
U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

02034370

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention copies of the Company's two Press Announcements both dated 2 May, 2002 regarding the retirement of Mr. Kent Lee Wing Kan as Executive Director and the interim scrip dividend entitlements.

If you require any other information or documents, please feel free to contact the undersigned.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

5/29

Encl.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms. Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

2002 Interim Results\3.5.2002 - Scrip- Press\Letter-ADR

SINO LAND COMPANY LIMITED
TSIM SHA TSUI PROPERTIES LIMITED

ANNOUNCEMENT

The Boards of Directors of Sino Land Company Limited and Tsim Sha Tsui Properties Limited ("the Boards") announce that Mr. Kent Lee Wing Kan retired as executive director of the companies with effect from 1st May, 2002.

The Boards would like to express their heartfelt thanks to Mr. Lee for his valuable contributions to the companies.

Robert Ng Chee Siong
Chairman

Hong Kong, 2nd May, 2002

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM DIVIDEND FOR 2001/2002
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:00 p.m. Monday, 13th May, 2002.**
2. No form of election is required if shareholders choose to receive interim dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 18th April, 2002 that the Directors have declared to pay to shareholders in cash an interim dividend of HK$0.02 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ending 30th June, 2002, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. No form of election is required if shareholders choose to receive interim dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned interim dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days of 25th April, 2002, 26th April, 2002, 29th April, 2002, 30th April, 2002 and 2nd May, 2002 is HK$3.38. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 17th April, 2002 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, **not later than 4:00 p.m. Monday, 13th May, 2002,** will be calculated as follows:

Formula: Number of New Shares to be received = Number of existing Shares held on 17th April, 2002 for which share election is made x $\frac{\text{HK\$0.02}}{\text{HK\$3.38}}$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the interim dividend for the year ending 30th June, 2002.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 21st May, 2002.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 2nd May, 2002